

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2025

Mark Davis
Chief Executive Officer
Black Rock Coffee Bar, Inc.
9170 E. Bahia Drive
Suite 101
Scottsdale, AZ 85260

> **Re: Black Rock Coffee Bar, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted June 27, 2025**
> **CIK No. 0002068577**

Dear Mark Davis:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 13, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Certain Definitions, page 4

1. We note your response to prior comment 4 and reissue in part. We acknowledge the changes made to page 5 in the definition of "TRA Parties." Please disclose which Continuing Equity Owners will be parties to the TRA, rather than "certain Continuing Equity Owners." Given the size of the expected payments, shareholders should clearly understand who is receiving such payments.

       Please contact Scott Stringer at 202-551-3272 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ian D. Schuman